HYTHIAM, INC.
11150 Santa Monica Boulevard, Suite 1500
Los Angeles, California 90025
(310) 444-4300

June 25, 2010

John Reynolds
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Hythiam, Inc.
Registration Statement on Form S-1, as amended
File No. 333-166289

Dear Mr. Reynolds:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Hythiam, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement and declare such Registration Statement effective at 1:00 p.m. (Eastern Time) on Monday, June 28, 2010, or as soon thereafter as practicable.

In connection with this request for acceleration, we acknowledge and agree that:

•
should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert the Staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above Registration Statement.  Please contact Glenn D. Smith, Esq. of Kaye Scholer LLP, our outside special securities counsel at (310) 788-1000, if you have any questions or concerns regarding this matter.

Very truly yours,

HYTHIAM, INC.

By:	/s/ TERREN S. PEIZER
Terren S. Peizer
Chief Executive Officer